1191 Second Avenue	206.389.4510
10th Floor	Fenwick.com
Seattle, WA 98101
James D. Evans
jevans@fenwick.com |	206.389.4559

February 12, 2021

VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief

   Matthew Crispino, Staff Attorney

   Craig Wilson, Senior Advisor

   Laura Veator, Staff Accountant

Re:	Compass, Inc.

   Draft Registration Statement on Form S-1

   Submitted January 11, 2021

   CIK No. 0001563190

Ladies and Gentlemen:

We are submitting this letter on behalf of Compass, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 5, 2021 (the “Letter”), regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001563190) confidentially submitted by the Company to the Commission on January 11, 2021 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 2 (“Draft No. 2”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures. Capital terms used and not otherwise defined herein have the same meanings as specified in the Draft Registration Statement.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

Please clarify whether your total serviceable market is based on the entire market in the United States or the 44 markets that you cover across the United States. Also, please provide context regarding your discussion of the total addressable market globally by disclosing that none of your agents are located outside of the United States and that you currently do not engage in any non-U.S. real property transactions.

Securities and Exchange Commission

February 12, 2021

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 91 of Draft No. 2.

Risk Factors

We are periodically subject to claims, lawsuits, government investigations and other proceedings..., page 35

2.

You disclose that your agreements with each of your agents include mandatory arbitration provisions. Please disclose whether the mandatory arbitration provisions apply to claims under the federal securities laws. Specifically, clarify whether the provisions apply to any claims related to the Agent Equity Program in which you offer agents the ability to receive a portion of their commissions in the form of options to receive common stock.

In response to the Staff’s comment, the Company has revised its disclosure on page 36 of Draft No. 2.

Business

Overview, page 61

3.	To provide appropriate context regarding the gross transaction value you present on the graph from 2013 through 2020, please also include revenue and net loss or income for each period presented.

In response to the Staff’s comment, the Company has revised its graph on page 63 of Draft No. 2.

4.

Please clarify the method by which you calculate your net promoter score and explain how management uses this score to monitor or manage your business. Disclose any underlying assumptions and limitations in how the score is calculated or used.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 49, 61 and 89 of Draft No. 2.

5.	Explain the basis or source for your statement that your agents sold homes in 21% fewer days, on average, relative to agents at firms with comparable average home sale values in your MLS cities.

Securities and Exchange Commission

February 12, 2021

The Company advises the Staff that the statement that “our agents sold homes in 21% fewer days, on average, relative to agents at firms with comparable average home sale values in our MLS Cities” is based on publicly-available data that is aggregated by the multiple listing service (“MLS”) in each of the applicable MLS cities, both with respect to sales by the Company’s agents and by other brokerages’ agents. The Company then prepared an analysis of this MLS data to compare average days on market for properties sold by the Company’s agents against sales by agents of other brokerages with comparable average home sale values in each market (defined as firms with average home sale values within 20% of the Company’s in the applicable market, which data is similarly based on MLS data), for 2019 and 2020, and, based on such analysis, the Company found that its agents sell homes approximately 21% faster than agents at firms with comparable average home sale values in such MLS Cities. The Company focused its analysis on MLS Cities, as defined on page 7 of Draft No. 2, due to the public availability of such data, as this presents a neutral basis for comparing the benefits afforded to its agents relative to peer firms.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Key Business Metrics, page 66

6.

Tell us how you considered disclosing the increases in your key business metrics during 2019 attributable to the acquisitions of Pacific Union International, Inc. and Paragon Real Estate Holdings, Inc.

The Company advises the Staff that the increases to its key business metrics attributable to the acquisition of Paragon Real Estate Holdings, Inc. (“Paragon”) was below 5% for 2019 and any other period, as measured by any of the Company’s key business metrics. Accordingly, the Company has determined not to disclose the increases to its key business metrics relating to Paragon. However, approximately 18%, 13% and 19% of the Company’s Gross Transaction Value, Total Transactions and Average Number of Principal Agents for 2019 were attributable to Pacific Union International, Inc. (“Pacific Union”). Accordingly, the Company revised its disclosure on pages 66 and 67 of Draft No. 2 to disclose the impact of the Pacific Union acquisition. The Company’s acquisition strategy includes the acquisition of both brokerages and individual agents and the Company expects the Pacific Union International to contribute a smaller proportion of the Company’s key metrics and revenue over time.

7.

Tell us how you considered disclosing revenues and number of agents by geographic market. In this regard, we note your disclosure on page 67 that your overall rate of growth will depend on changes in home sale prices and geographic mix.

The Company advises the Staff that its revenues and agents are distributed

Securities and Exchange Commission

February 12, 2021

across the 45 markets it currently serves, and the Company’s future growth will depend to a far greater extent on changes in home sale prices and overall real estate appreciation than on geographic mix. Moreover, to date, the Company has made substantial investments with a focus on rapidly growing its business and positioning itself to take advantage of its market opportunity. The Company believes that there is a meaningful opportunity to grow by continuing to expand its geographic coverage and has invested in expanding into new markets and existing markets. Given the Company’s expansion strategy, it does not believe that evaluating performance in individual markets, whether in terms of revenues or principal agents, will be meaningful to investors in the near-term because the Company is still expanding in new and existing markets and growth in markets tends to be uneven and may follow periods of significant investment in a particular market. Moreover, solely presenting revenues and agents, without evaluating corresponding level of investments in a particular market and the time it takes to scale investments in particular markets, which may be uneven, could potentially mislead investors due to the Company’s rapid growth and continued expansion and investments. Accordingly, the Company does not believe that providing further detail on its revenues or agents in a given market would be relevant to the investing decisions of potential investors.

Platform Contribution, page 68

8.

Your Platform Contribution measure includes adjustments to revenue for commissions paid to agents (net of technology and resources fees received from them), and, accordingly, appears to reflect revenue as if you are the agent in the transaction. Tell us why you believe this measure does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 16, 60, 66 and 68 to remove Platform Contribution as a key business metric and to remove the Company’s actual Platform Contribution for 2018 and 2019.

Platform Contribution is an important metric by which the Company evaluates its business internally, and which the Company understands potential investors are likely to utilize to measure the performance of and value the Company. As a result, the Company believes that it is important to highlight the importance of Platform Contribution in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and to provide investors the components, which are each individually calculated in accordance with U.S. general accepted accounting principles, in order to allow investors to evaluate the Company’s performance and value with Platform Contribution.

Securities and Exchange Commission

February 12, 2021

Results of Operations

Comparison of 2018 and 2019

Revenue, page 77

9.	Tell us how you considered disclosing the increase in revenue in 2019 attributable to the acquisitions of Pacific Union International, Inc. and Paragon Real Estate Holdings, Inc.

The Company advises the Staff that the increase to its revenue attributable to the acquisition of Paragon was less than 5% of the Company’s revenue in 2019 or any other period. However, the acquisition of Pacific Union contributed approximately 15% of the Company’s revenue in 2019, and the Company has revised its disclosure on page approximately of Draft No. 2 to disclose this.

Management

Board of Directors Composition, page 117

10.

We note that Mr. Housenbold, a member of your board of directors, is affiliated with SVF Excalibur (Cayman) Limited, one of your principal stockholders. Please disclose whether Mr. Housenbold was appointed to the board in connection with any shareholder agreement. Refer to Item 401(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 120 of Draft No. 2.

Certain Relationship and Related Party Transactions

Seventh Amended and Restated Investor Rights Agreement, page 144

11.	Please identify the parties to the investors’ rights agreement and disclose the material terms of the agreement, including observer rights and committee representation on the board.

In response to the Staff’s comment, the Company has revised its disclosure on pages 146 and 147 of Draft No. 2.

Principal Stockholders, page 146

12.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by SVF Excalibur (Cayman) Limited and DG Urban-C L.P.

In response to the Staff’s comment, the Company has revised its disclosure on page 149 of Draft No. 2.

Securities and Exchange Commission

February 12, 2021

Description of Capital Stock

Voting Rights, page 148

13.

Please revise your disclosure to explain your agent equity program, which is referenced in this section. Also, discuss all of the conditions under which the shares of Class B common stock may be converted into shares of Class B common stock. We note that conversion may also occur with the sale of common stock pursuant to an effective registration statement and with the approval of the Board of Directors.

In response to the Staff’s comment, the Company has revised its disclosure on page 141 of Draft No. 2 to provide additional detail regarding its agent equity program. The Company advises the Staff that although the Company’s current certificate of incorporation contemplates automatic conversion of Class B common stock into Class A common stock upon the consummation of an initial public offering, the Company currently intends to amend its certificate of incorporation prior to effectiveness of the Registration Statement to, among other things, alter the conversion terms of its Class B common stock. As the specific nature of the conversion terms have not yet been determined by the Company, the Company advises the Staff that the Company has not further revised its disclosure of the conversion terms under “Description of Capital Stock,” but advises the Staff it will do so upon such determination.

Consolidated Financial Statements

Consolidated Balance Sheet, page F-3

14.

Your disclosure on page 82 indicates that other current assets increased by $45 million as of December 31, 2019, primarily related to increases in prepaid incentives for agents. Please clarify the nature of these incentives and your accounting policies for these incentives.

In response to the Staff’s comment, the Company advises the Staff that the prepaid incentives for agents relates to cash payments paid to certain agents as an incentive to associate their license with the Company. The prepaid incentives have a related service period requirement which provides for the repayment of such bonuses if the agent disassociates from the Company prior to the completion of the specified service period. The Company recognizes these prepaid incentives within Other current assets and Other non-current assets in the consolidated balance sheets and amortizes the amounts as Sales and marketing expense in the consolidated statements of operations over the underlying service periods.

Further, in response to the Staff’s comment, the Company has included additional disclosures on page F-12 of Draft No. 2.

Securities and Exchange Commission

February 12, 2021

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Compass Concierge Receivable and Allowance for Doubtful Accounts, page F-11

15.

You disclose that your Compass Concierge Program is based on a services model provided by Compass Concierge, LLC. Please clarify the specific services you provide under this program and whether you earn any fees or interest in connection with this program. If material, please disclose you revenue recognition policies with respect to such fees. Please also clarify any expenses you incur in connection with this program.

In response to the Staff’s comment, the Company has revised its disclosure on page F-11 of Draft No. 2. The Company advises the Staff that, as it does not collect any fees or interest with the program, no material revenues have been recognized by the Company relating to the program.

16.

Please clarify the terms of the commercial arrangement you have with the independent third party that provides loans under your Concierge Capital program, including your rights and obligations with respect to these loans, any fees you earn, expenses you incur or loans that you guarantee.

In response to the Staff’s comment, the Company has revised its disclosure on page F-11 of Draft No. 2.

Revenue Recognition, page F-14

17.

Please clarify how you considered all of the factors in ASC 606-10-55-36 through 55-40 in determining that you are the principal in the transaction. In this regard, your disclosures on pages 90 and 91 appear to indicate that your agents, acting as independent contractors, fulfill the primary services. Please ensure you specifically include the following in your response:

•

Clarify the specific services contracted for by the customer and how you control each of these services prior to being transferred to the customer. Clarify how you have the right to direct the agents to perform services, including whether you can direct them to fulfill specific contracts with customers and whether you have a right to substitute different brokers to fulfill contracts.

•

Explain the specific terms of the contract that you enter into with the customer and the specific terms of the contract that you enter into with the agent as it relates to responsibility for fulfillment and acceptability of services. Please also clarify the timing of entering into these contracts.

Securities and Exchange Commission

February 12, 2021

•

Clarify whether you are obligated to pay the agent in the event a purchase or sale under contract fails to close, or in other circumstances where the agent has otherwise fulfilled all of its obligations under the contract.

•

Clarify whether agents have discretion in negotiating the commission and other terms of the contract, and ultimately have discretion in deciding whether they will accept to fulfill the services under the contract, or whether they can decline to fulfill the services.

In response to the Staff’s comment, the Company respectfully advises the Staff that the specific services contracted by the customer are brokerage services which consist of assisting home sellers and buyers in the sale and purchase of homes. These brokerage services contain a single performance obligation that is satisfied upon the closing of a real estate transaction, at which point the entire transaction price is earned. The Company is not entitled to any commission until the performance obligation is satisfied and is not owed any commission for unsuccessful transactions, even if services have been provided. As further described below, the Company controls the brokerage services required to legally transfer real estate between the buyers and sellers since it maintains the brokerage license to facilitate the transactions. Since the Company is the broker on record for the real-estate transactions, the Company is responsible to ensure that the agents are complying with laws and regulations in the real estate industry.

In assessing whether the Company is the principal or agent in its contracts with customers, the Company considered the following factors in accordance with ASC 606-10-55,36 through 55-40:

•

The Company is licensed as a real estate broker by State real estate authorities in each of the states in which the Company operates and is authorized to deliver the brokerage services to its customers through this brokerage license. The Company has control over the single performance obligation as the Company is the entity that enters into the contract with the customer to deliver the brokerage services, consistent with State law and real estate market practice and Compass is the broker on record for all its real-estate transactions. The fact that the Company is the licensed broker in the transaction supports that the Company is the principal in the transaction.

•

The contract is entered into at the time the client is listing their home for sale with the Company and includes the name of the Compass legal entity that is entering into the contract (which varies by market), the name of the client, the description of the property, the commission rate that is to be earned by the Company upon the successful completion of a transaction and, in certain jurisdictions, the name of the agent representing the Company. The fact that the Company enters into the contract with the client supports that the Company is the principal in the transaction.

Securities and Exchange Commission

February 12, 2021

•

All Compass agents are independent contractors to the Company. The Company does not direct its agents to work any particular hours, with particular clients or in any particular area of the overall real estate market (except to stay within their licensed jurisdictions). While the Company does not direct the day-to-day activities of its agents, the Company has the obligation to provide brokerage services under the contracts with home sellers and buyers. The Company’s agents are independently licensed as real estate agents by State real estate authorities and agree to associate their license with the Company through an Independent Contractor Agreement (“ICA”), which is executed at the time the agent associates their license with the Company. The ICA governs the relationship between the Company and the agent and sets forth both the commercial and legal terms applicable to the independent contractor relationship between the parties. While the agents assist home buyers and sellers in property transactions, they are not the broker on record for the transaction. Accordingly, the agents cannot execute any real-estate transactions without acting on behalf of the Company. The fact that the agent cannot execute a transaction without acting on the Company’s behalf supports that the Company is the principal in the transaction.

•

The Company employs personnel known as “brokers of record” who are responsible to the State licensing authorities for the conduct by the Company’s agents under State licensing laws and regulations. The Company also employs personnel known as sales managers (“SM’s”) who monitor the performance of the agents and assist agents with their active clients as needed. The Company’s agents primarily source their own clients, however, some referrals come through the Company directly and are then assigned to one of the Company’s agents through a SM. If an agent disassociates from the Company during the term of a listing agreement, the SM may direct such client to a new Compass agent. Agents are independent contractors, however, the brokers of record and the SM’s, who are employees of the Company, require certain conduct by the agents which support that the Company is the principal in the transaction.

•

The Company publishes commission term guidelines by market for its clients and while agents have some flexibility in adjusting commission rates within such guidelines, agents cannot vary outside of those guidelines without the Company’s consent. The fact that the entity has discretion in establishing price supports that the Company is the principal in the transaction.

•

While technically an agent would have the discretion to decline to provide services for a client, it would be unlikely for them to do so. If an agent did not have the ability to service a client because the client is outside of the agent’s licensed jurisdiction, the client would be referred to another Compass agent in such jurisdiction.

Securities and Exchange Commission

February 12, 2021

Further, in response to the Staff’s comment, the Company has included additional disclosures on pages 83 and F-14 of Draft No. 2.

Stock Based Compensation, page F-16

18.

For awards issued in connection with your Agent Equity Program, please clarify if the measurement date is the closing date of the underlying real estate commission transaction or the date granted at the beginning of the year following the year when the commissions were earned, and the basis for this determination. Further, we note your disclosure on page F-34 that these awards generally vest over four years. Please clarify the specific service or performance conditions that must be met by the agents subsequent to the closing date of the underlying real estate transaction in order to earn the award.

In response to the Staff’s comment, the Company advises the Staff that the measurement date of the awards under the agent equity program is the date the options are granted at the beginning of the year following the year when the commissions were earned. The grant date is when the key terms of the awards are established and communicated to the agents, including, in the case of options issued in connection with the agent equity program, the exercise price of the option which cannot be determined until the grant date since the exercise price is equal to the fair value of the common stock on the date of grant. The only service condition that must be met by the agents subsequent to the closing date of the underlying real estate transaction is continued affiliation with the Company through the granting of the stock option and the vesting period of the stock options, where applicable. The stock options issued at the beginning of 2019 had a 4-year vesting period following the grant date, whereas the stock options issued at the beginning of 2020 vested in full on the grant date. While the Company’s disclosure on page F-34 referenced that options generally vest over 4 years, it also disclosed that certain options vest immediately upon issuance.

Since the measurement date is not established until the grant date, the Company estimates the fair value of the future awards as of the date the commission is earned, using valuation assumptions available at that time, and remeasures the value of the award each reporting period until the measurement date. The Company recognizes the stock-based compensation expense associated with these awards over the period beginning when the underlying real estate commission transaction occurs (since this is considered to be the service inception date) through the completion of the service period condition.

Further, in response to the Staff’s comment, the Company has included additional disclosures on page F-17 of Draft No. 2.

Securities and Exchange Commission

February 12, 2021

19.

Please clarify if you considered the agents employees or non-employees prior to the adoption of ASU 2018-07, and whether there were any differences in accounting for these awards, including whether you remeasured the awards over the vesting period.

In response to the Staff’s comment, the Company advises the Staff that the agents are considered to be non-employees. Prior to the adoption of ASU 2018-07, the Company remeasured the value of share-based payments granted to agents each reporting period until the measurement date was established at the completion of the vesting period. After the adoption of ASU 2018-07, the Company measures the value of share-based payments to agents as of the grant date of each award and does not subsequently remeasure the value of each share-based payment.

The Company has included additional discussion of the remeasurement of the equity awards granted to agents on pages F-18 and F-19 of Draft No. 2 prior to the Company’s adoption of ASU 2018-07.

Stock Based Compensation

Stock Options, page F-34

20.

Please disclose the fair value of your shares of common stock used as the input in the determination of the fair value of your stock options for each period presented. Please refer to ASC 718-10-50-2(f)(2).

In response to the Staff’s comment, the Company advises the Staff that the Company has added such disclosure on pages 84 and F-35 in Draft No. 2.

General

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and advises the Staff that it has, under separate cover, supplementally provided all such written communications presented to date. To the extent that any additional such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4559, or, in my absence, Ran Ben-Tzur, at (650) 335-7613.

Securities and Exchange Commission

February 12, 2021

Sincerely, FENWICK & WEST LLP /s/ James D. Evans James D. Evans Partner

cc:    Via E-mail

Kristen Ankerbrandt, Compass, Inc. (w/o enclosures)

Brad Serwin, Compass, Inc. (w/o enclosures)

Scott Wahlers, Compass, Inc. (w/o enclosures)

Michael Esquivel, Fenwick & West LLP (w/o enclosures)

Ran Ben-Tzur, Fenwick & West LLP (w/o enclosures)

Morgan Sawchuk, Fenwick & West LLP (w/o enclosures)